September 7, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Paul W. Mobley
Chief Executive and Financial Officer
Noble Roman's, Inc.
One Virginia Avenue
Suite 800
Indianapolis, Indiana 46204

RE: Noble Romans, Inc. (the "Company")
　　　　Form 10-K for the year ended December 31, 2006
　　　　File No. 0-11104

Dear Mr. Mobley:

We have reviewed your response letter dated August 31, 2007 and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within ten business days to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

<u>Earnings Per Share</u>

1.　　　We note your response to our prior comment number 2 but do not believe that your response or your proposed disclosures adequately addressed all of the concerns raised in our prior comment. Please revise the notes to your audited financial statements to include reconciliations of the numerators and denominators used in your basic and diluted earning per share computations as required by paragraph 40a of SFAS No.128.

<u>Note 2-Notes Payable, page 25</u>

We note your response to previous comment number 3 and have the following additional comments:

2.   In Item 12-Security Ownership of Certain Beneficial Owners and Management, in your 2005 Form 10-K, we note that although Summitbridge had no voting rights as of the date of the settlement agreement, pursuant to the Settlement Agreement, the Company agreed to use commercially reasonable efforts to assist SummitBridge in finding one or more buyers for its stock over a six- to nine-month period. That period had expired as of the date Form 10-K was filed. Therefore, SummitBridge had the right to require the Company and its executive officers to use commercially reasonable efforts to cause the Company's shareholders to vote to restore SummitBridge's voting rights on their remaining shares. In addition, since the period had expired, SummitBridge had certain registration rights with respect to the resale of the shares it held. Based on this disclosure, we are unclear as to why the Company believes Summitbridge did not have any stated or unstated rights as defined in APB No.26. Supplementally advise us the basis for your conclusion that Summitbridge did not have unstated rights or privileges that should be given consideration in determining the gain recognized and which should be considered in determining whether this gain would be more appropriately accounted for as a capital transaction. We may have further comment upon review of your response.

3.   Significantly expand your disclosure in future filings to disclose the information in your letter dated August 31, 2007 with respect to all of our previous Summitbridge comments as well as the additional comment noted above.

Note 6. Common Stock

4.   We note your response to our prior comment number 5 but do not believe that your proposed disclosures adequately comply with the disclosure requirements outlined in paragraphs 64, 65 and 84 of SFAS No. 123(R). Please ensure that the notes to your financial statements in future filings include <u>all of the disclosures outlined in paragraphs 64, 65, 84 and A240 of SFAS No.123(R), as applicable</u>. Please note that providing certain disclosures in other parts of your Form 10-K does not satisfy the disclosures requirements outlined in SFAS No.123(R) that are required by generally accepted accounting principles.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief